FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of October 2020

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____ No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding power generation in the first three quarters of 2020 of Huaneng Power International, Inc. (the Registrant”), made by the Registrant on October 20,  2020.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

華能國際電力股份有限公司

HUANENG POWER INTERNATIONAL, INC.

(a Sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 902)

ANNOUNCEMENT ON POWER GENERATION IN THE FIRST THREE QUARTERS OF 2020

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

According to the preliminary statistics of Huaneng Power International, Inc., (the “Company”), in the third quarter of 2020, the Company’s total power generation by power plants within China on consolidated basis amounted to 110.385 billion kWh, representing an increase of 3.34% over the same period last year. Total electricity sold by the Company amounted to 103.790 billion kWh, representing an increase of 0.81% over the same period last year. In the first three quarters of 2020, the Company’s total power generation by the power plants within China on consolidated basis amounted to 293.541 billion kWh, representing a decrease of 2.86% over the same period last year. Total electricity sold by the Company amounted to 275.914 billion kWh, representing a decrease of 4.19% over the same period last year. For the first three quarters of 2020, the Company’s average on- grid electricity settlement price for its power plants within China amounted to RMB412.52 per MWh, representing a decrease of 1.24% over the same period last year. For the first three quarters of 2020, the Company’s market based electricity sold amounted to 156.228 billion kwh, with a ratio of 56.94% comparing to the corresponding total electricity sold, representing an increase of 5.71 percentage points over the same period last year.

The decrease in the Company’s power generation was mainly attributable to the following factors:

1.	Affected by the COVID-19 epidemic, the national electricity consumption growth slowed down;

2.
The national wind power, photovoltaic and other new energy installations maintained a continuous and large-scale production momentum, thus crowding out the space for growth in thermal power generation. Jilin, Hubei, Chongqing, Jiangsu and other provinces and cities had increased hydropower generation significantly compared to the same period last year, and further squeezed the space for thermal power generation;

3.
The increase of new thermal power units in areas where the Company is located had resulted in a decrease in the average utilization hours in those areas. While the Company had fewer new units and with the total installed capacity in the areas increases, the proportion of the Company’s share of unit capacity decreases, thus resulting in a decline in thermal power generation compared to the same period last year.

The power generations (in billion kWh) of the Company, by regions, are listed below:

Region	Power Generation				Electricity Sold
	July to September 2020	Change	January to September 2020	Change	July to September 2020	Change	January to September 2020	Change
Heilongjiang Province	3.648	0.99%	10.423	0.90%	3.375	0.38%	9.704	1.32%
Coal-fired	3.404	0.74%	9.539	1.54%	3.141	-0.13%	8.843	1.95%
Wind-power	0.212	5.97%	0.781	-6.04%	0.202	8.64%	0.760	-5.14%
PV	0.032	-3.53%	0.103	-1.54%	0.032	2.14%	0.101	-1.26%
Jilin Province	3.179	6.41%	8.402	5.51%	2.986	6.01%	7.902	5.27%
Coal-fired	2.830	2.91%	7.298	4.80%	2.648	2.20%	6.853	4.68%
Wind-power	0.215	44.43%	0.782	5.80%	0.211	47.38%	0.747	3.98%
Hydro-power	0.015	-2.11%	0.057	34.83%	0.014	-0.47%	0.056	36.23%
PV	0.058	287.33%	0.090	87.96%	0.058	275.23%	0.089	88.53%
Biomass power	0.061	3.92%	0.175	2.73%	0.055	4.75%	0.157	2.31%
Liaoning Province	5.336	-3.91%	13.520	-5.51%	4.984	-3.92%	12.581	-5.61%
Coal-fired	5.211	-4.25%	13.076	-5.84%	4.861	-11.73%	12.143	-5.96%
Wind-power	0.067	13.07%	0.279	4.55%	0.066	14.67%	0.277	4.71%
Hydro-power	0.020	52.79%	0.040	46.38%	0.019	51.15%	0.039	45.70%
PV	0.039	-3.73%	0.124	-1.21%	0.038	-2.97%	0.122	-1.53%
Inner Mongolia	0.041	5.94%	0.148	-2.63%	0.040	6.86%	0.147	-2.36%
Wind-power	0.041	5.94%	0.148	-2.63%	0.040	6.86%	0.147	-2.36%
Hebei Province	3.089	-3.49%	8.707	-11.93%	2.877	-3.54%	8.115	-12.29%
Coal-fired	2.993	-5.25%	8.339	-14.14%	2.783	-5.40%	7.758	-14.59%
Wind-power	0.082	192.34%	0.324	145.20%	0.080	197.53%	0.314	144.04%
PV	0.014	1.31%	0.044	5.16%	0.014	0.23%	0.043	5.17%
Gansu Province	2.224	4.57%	9.563	20.52%	2.101	4.37%	9.089	20.70%
Coal-fired	1.582	-2.43%	7.688	19.86%	1.483	-2.47%	7.258	20.06%
Wind-power	0.642	26.96%	1.875	23.30%	0.618	25.48%	1.830	23.30%
Ningxia	0.007	-8.05%	0.020	2.60%	0.007	-7.39%	0.019	2.29%
PV	0.007	-8.05%	0.020	2.60%	0.007	-7.39%	0.019	2.29%

Region	Power Generation				Electricity Sold
	July to September 2020	Change	January to September 2020	Change	July to September 2020	Change	January to September 2020	Change
Beijing	2.022	-18.43%	6.120	-0.66%	1.965	-18.24%	5.866	-0.29%
Coal-fired	-	-	0.709	8.03%	-	-	0.625	7.62%
Combined Cycle	2.022	-18.43%	5.411	-1.70%	1.965	-18.24%	5.241	-1.16%
Tianjin	1.591	-0.06%	4.650	-3.01%	1.504	0.63%	4.365	-3.06%
Coal-fired	1.208	-7.05%	3.567	-4.79%	1.125	-7.05%	3.313	-4.96%
Combined Cycle	0.379	30.13%	1.071	2.38%	0.369	30.25%	1.040	2.58%
PV	0.004	297.17%	0.012	304.31%	0.010	1107.52%	0.011	354.59%
Shanxi Province	2.951	12.98%	7.569	-3.41%	2.735	13.39%	7.033	-3.51%
Coal-fired	2.762	6.85%	5.926	-9.82%	2.546	6.52%	5.437	-10.31%
Combined Cycle	0.002	-	1.235	3.24%	0.002	-	1.202	3.24%
PV	0.187	593.43%	0.408	491.76%	0.186	776.69%	0.394	523.56%
Shandong Province	22.657	8.04%	57.991	-8.86%	21.098	1.72%	53.965	-11.64%
Coal-fired	22.394	7.94%	57.035	-9.16%	20.871	1.69%	53.068	-11.85%
Wind-power	0.126	28.12%	0.546	-3.36%	0.092	-11.76%	0.495	-9.13%
PV	0.137	-5.36%	0.409	23.66%	0.135	18.62%	0.402	22.79%
Henan Province	6.052	-3.15%	15.682	-7.99%	5.704	-3.28%	14.742	-8.15%
Coal-fired	5.639	-5.00%	14.392	-11.69%	5.297	-5.32%	13.509	-11.86%
Combined Cycle	0.180	-16.71%	0.576	43.29%	0.175	-16.76%	0.562	43.41%
Wind-power	0.227	151.83%	0.695	113.93%	0.225	165.73%	0.652	110.06%
PV	0.006	-11.53%	0.019	-5.88%	0.006	-11.44%	0.019	-4.60%
Jiangsu Province	11.000	1.68%	28.008	-7.17%	10.430	2.09%	26.541	-7.06%
Coal-fired	9.114	4.73%	23.017	-8.77%	8.602	5.31%	21.717	-8.55%
Combined Cycle	1.302	-23.38%	3.063	-17.12%	1.275	-23.38%	3.004	-17.12%
Wind-power	0.515	35.28%	1.801	56.30%	0.492	38.19%	1.702	54.37%
PV	0.069	91.31%	0.127	36.79%	0.062	115.12%	0.118	39.64%
Shanghai	4.581	2.13%	12.574	-5.55%	4.315	1.97%	11.857	-5.81%
Coal-fired	4.101	9.63%	11.396	-0.79%	3.850	9.82%	10.710	-0.89%
Combined Cycle	0.472	-36.69%	1.170	-35.98%	0.459	-36.77%	1.141	-36.02%
PV	0.008	-	0.009	-	0.006	-	0.006	-
Chongqing	2.263	-5.18%	6.679	-11.99%	2.097	-5.92%	6.213	-12.17%
Coal-fired	1.720	3.78%	5.401	-12.48%	1.567	3.25%	4.969	-12.70%
Combined Cycle	0.456	-32.25%	1.081	-13.33%	0.444	-32.28%	1.053	-13.36%

Region	Power Generation				Electricity Sold
	July to September 2020	Change	January to September 2020	Change	July to September 2020	Change	January to September 2020	Change
Wind-power	0.088	54.14%	0.197	15.25%	0.086	55.07%	0.192	14.57%
Zhejiang Province	7.294	6.52%	19.048	0.89%	6.982	6.43%	18.252	0.78%
Coal-fired	6.995	6.06%	18.484	0.37%	6.690	5.95%	17.699	0.24%
Combined Cycle	0.283	21.99%	0.520	25.40%	0.277	22.05%	0.509	25.40%
PV	0.016	-20.63%	0.044	-10.32%	0.016	-20.00%	0.043	-9.46%
Hubei Province	3.637	-37.13%	10.997	-29.02%	3.400	-37.34%	10.310	-29.23%
Coal-fired	3.386	-39.53%	10.293	-30.96%	3.156	-39.83%	9.622	-31.25%
Wind-power	0.113	-11.63%	0.420	2.40%	0.111	-11.89%	0.413	2.54%
Hydro-power	0.131	162.56%	0.267	69.97%	0.126	166.45%	0.258	70.21%
PV	0.006	-20.92%	0.017	-2.83%	0.006	-17.50%	0.017	-0.84%
Hunan Province	2.708	-17.80%	7.378	-10.73%	2.514	-18.49%	6.875	-11.14%
Coal-fired	2.503	-19.91%	6.600	-12.25%	2.313	-20.69%	6.116	-12.66%
Wind-power	0.133	49.28%	0.469	13.34%	0.130	47.82%	0.455	11.12%
Hydro-power	0.058	-18.25%	0.273	-11.54%	0.057	-18.90%	0.269	-11.41%
PV	0.015	46.60%	0.036	70.38%	0.014	50.49%	0.035	70.32%
Jiangxi Province	6.268	4.13%	15.269	-0.08%	6.005	4.44%	14.612	-0.01%
Coal-fired	6.001	2.05%	14.490	-2.44%	5.743	2.30%	13.855	-2.39%
Wind-power	0.193	40.03%	0.631	47.44%	0.190	40.41%	0.619	47.42%
PV	0.073	-	0.148	-	0.072	-	0.138	-
Anhui Province	1.267	-18.45%	3.781	-16.96%	1.187	-19.29%	3.586	-17.20%
Coal-fired	1.083	-24.92%	3.432	-19.29%	1.024	-24.76%	3.259	-19.19%
Wind-power	0.112	43.90%	0.261	18.37%	0.091	18.48%	0.239	9.69%
Hydro-power	0.072	119.28%	0.088	9.80%	0.072	119.52%	0.088	9.90%
Fujian Province	6.315	83.20%	12.926	63.17%	6.002	32.62%	12.274	30.61%
Coal-fired	6.312	83.32%	12.917	63.23%	5.999	32.66%	12.265	30.63%
PV	0.003	-14.21%	0.009	3.46%	0.004	-10.00%	0.009	4.90%
Guangdong Province	7.692	23.01%	17.924	6.14%	7.265	21.87%	16.883	4.62%
Coal-fired	6.840	9.52%	16.851	-0.11%	6.533	9.71%	16.113	-0.06%
Combined Cycle	0.845	-	1.055	-	0.726	-	0.753	-
PV	0.007	-5.20%	0.017	9.33%	0.007	-2.88%	0.017	8.94%
Guangxi	0.191	83.45%	0.480	76.70%	0.181	84.28%	0.460	79.21%
Combined Cycle	0.135	86.81%	0.319	66.02%	0.129	90.65%	0.306	67.61%

Region	Power Generation				Electricity Sold
	July to September 2020	Change	January to September 2020	Change	July to September 2020	Change	January to September 2020	Change
Wind-power	0.056	75.89%	0.161	101.51%	0.052	70.19%	0.154	107.87%
Yunnan Province	0.996	10.97%	5.615	94.08%	0.917	11.78%	5.178	94.59%
Coal-fired	0.867	7.44%	5.145	114.83%	0.791	8.12%	4.722	116.77%
Wind-power	0.108	72.97%	0.445	-3.48%	0.105	73.84%	0.432	-3.26%
Hydro-power	0.021	-26.02%	0.025	-32.58%	0.021	-25.90%	0.024	-32.52%
Guizhou Province	0.075	200.94%	0.241	43.96%	0.074	198.31%	0.231	40.42%
Wind-power	0.046	83.97%	0.180	7.43%	0.045	83.26%	0.178	7.84%
PV	0.029	-	0.061	-	0.029	-	0.054	-
Hainan Province	3.300	-4.73%	9.827	-5.41%	3.044	-4.93%	9.113	-5.32%
Coal-fired	3.144	-4.67%	9.445	-6.01%	2.891	-4.85%	8.740	-5.94%
Combined Cycle	0.108	36.56%	0.215	117.09%	0.105	37.33%	0.209	116.71%
Wind-power	0.009	-35.63%	0.057	-5.45%	0.009	-36.40%	0.055	-5.69%
Hydro-power	0.008	-81.21%	0.026	-73.54%	0.008	-81.47%	0.025	-73.86%
PV	0.031	3.79%	0.084	3.46%	0.031	4.51%	0.083	3.51%
Total	110.385	3.34%	293.541	-2.86%	103.790	0.81%	275.914	-4.19%

For the third quarter of 2020, the power generation of Tuas Power Limited in Singapore, which is wholly-owned by the Company, accounted for a market share of 21.6% in Singapore, representing an increase of 1.1 percentage points compared to the same period last year. In the first three quarters of 2020, the accumulated power generation accounted for a market share of 21.5%, representing an increase of 1.0 percentage point compared to the same period last year.

In the third quarter of 2020, the Company has put into operation a total of 940.42MW of controlled installed capacity, and a total of 940.42MW of equity installed capacity; of which, thermal power units were 472.52MW, wind power units were 392.9MW, and photovoltaic units were 75MW.

In the third quarter of 2020, the Company’s wholly-owned Huaneng Fujian Luoyuan Power Plant which has two units with capacity of 1,320MW, and the 80%-owned Huaneng Shandong Yantai Bajiao Power Plant which has two units with capacity of 1,340MW, officially transferred to commercial operation.

Meanwhile, the installed capacity of certain power plants invested by the Company changed in the third quarter of 2020.

Based on the above, as of 30 September 2020, the Company had a controlled installed capacity of 111,971MW and an equity-based installed capacity of 98,217MW.

By order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As of the date of the announcement, the directors of the Company are:

Zhao Keyu (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Zhao Ping (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Wang Kui (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Lu Fei (Non-executive Director)	Xia Qing (Independent Non-executive Director)
Teng Yu (Non-executive Director)
Mi Dabin (Non-executive Director)
Cheng Heng (Non-executive Director)
Guo Hongbo (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC 20
October 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Huang Chaoquan

Name:	Huang Chaoquan

Title:	Company Secretary

Date:     October 20, 2020